AppTech Payments Corp.

5876 Owens Avenue, Suite 100

Carlsbad, California 92008

December 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Faller

Re:	AppTech Payments Corp. Registration Statement on Form S-1 File No. 333-253160

Ladies and Gentlemen:

On December 17, 2021, AppTech Payments Corp. (the “Company”) submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:30 p.m. Eastern Time, Tuesday, December 21, 2021, or as soon thereafter as practicable.

The Company hereby withdraws that request and requests that acceleration of effectiveness of the Registration Statement not occur until the Company and the representative of the underwriters submit new requests for acceleration at a time to be determined.

Sincerely,

AppTech Payments Corp.

By: /s/ Luke D’Angelo

Name: Luke D’Angelo

Title:	Chief Executive Officer